NEONC TECHNOLOGIES HOLDINGS, INC.

23975 Park Sorrento, Suite 205

Calabasas, CA 91302

April 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NEONC TECHNOLOGIES HOLDINGS, INC.

Registration Statement on Form S-3 (File No. 333-294845) (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

NeOnc Technologies Holdings, Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-3, be accelerated to 4:30 p.m., Eastern Time, on April 9, 2026, or as soon thereafter as practicable.

Please notify Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

NEONC TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Amir Heshmatpour
Name:	Amir Heshmatpour
Title:	Chief Executive Officer and President